

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

Via E-mail
Mr. Francis I. Perier, Jr.
Executive Vice President – Finance and Administration and
  Chief Financial Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, NY   10022

**Re:**      **Forest Laboratories, Inc.**
         **Form 10-K for the Fiscal Year Ended March 31, 2013**
         **Filed May 23, 2013**
         **File No. 001-05438**

Dear Mr. Perier:

We have reviewed your filing and have the following comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Item 1.  Business
Government Regulation

1. Although you disclose that certain provisions in the Patient Protection and Affordable Care Act of 2010 have a significant impact on your operations, you do not quantify the Act's impact on your financial statements.   Please provide us proposed revised disclosure to be included in your MD&A in future periodic reports quantifying the effect the Act will have on your results of operations.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
17.  Business Combinations, page 82

2.  You disclose that during the fourth quarter of fiscal 2013, you determined the fair value of the contingent consideration related to the Clinical Data, Inc. acquisition to be zero and recorded an adjustment of $25.2 million in SG&A expense.  As your contingent consideration obligation is associated with levels of Viibryd sales and your Viibryd intangible asset represents a significant portion of your intangible assets and the goodwill recorded in your Clinical Data acquisition represents almost all of your goodwill, please address the following:

   - Please tell us why the apparent decline in future sales of Viibryd is not indicative of an impairment of your Viibryd intangible assets or your goodwill.  Reference for us the authoritative literature you rely upon to support your position.
   - Please provide us proposed revised disclosure to be included in future periodic reports that clarifies why you reversed your accrual for the contingent consideration in the Clinical Data acquisition and why you have not recorded an impairment of either Viibryd intangible assets or goodwill.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant